SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE
5-1-02

For the month of May, 2002

IMSA GROUP
(Translation of Registrant's name into English)

GRUPO IMSA, S.A. DE C.V.
Ave. Batallón de San Patricio No. 111, Piso 26
Fracc. Valle Oriente
San Pedro, Garza García, N.L. 66269, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

WLM
Page 1 of 4 pages.

<u>CONTENTS</u>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: May 17, 2002

By: ______________________________
Name: Marcelo Canales Clariond
Title: Chief Financial Officer

GRUPO
IMSA

Press Release

NYSE BMV

GRUPO IMSA AGREES TO ACQUIRE COATED STEEL FACILITY IN CALIFORNIA

Monterrey, N.L., Mexico – April 30, 2002 – Grupo Imsa (BMV: IMSA; NYSE: IMY), today announced that it has signed a letter of intent with Material Sciences Corporation (MSC) in order to formalize the acquisition of certain assets of MSC Pinole Point Steel, Inc. for US$26 million and an additional amount to be determined for working capital. The assets to be acquired from MSC Pinole Point Steel, a subsidiary of MSC, mainly consist of a galvanized and painted steel plant in Richmond, California, that serves the US construction industry. The plant's capacity totals 300 thousand short tons for galvanizing steel and 150 thousand short tons for painting steel. The transaction is expected to close within the next 60 days subject to customary closing conditions.

Santiago Clariond, CEO of IMSA ACERO, said, "This plant will be incorporated into Steelscape's operations, thus obtaining important synergies, while strengthening our presence in the United States. The acquisition of these assets will enable IMSA ACERO to better compete in this attractive and growing market." Mr. Clariond added: "This acquisition is in line with our strategy of expanding our business geographically through high value added products such as prepainted steel, where we have developed an expertise over the past 40 years."

Mr. Marcelo Canales, Chief Financial Officer for Grupo Imsa, stated, "We estimate that this transaction will greatly increase the company's capacity for generating cash flow. After carefully analyzing the resources required for this acquisition, as well as our current financial position, we concluded that this transaction would in no way affect Grupo Imsa's financial strength."

Grupo Imsa, a holding company, was founded in 1936 and is today one of Mexico's leading diversified industrial companies. The Group operates in four core businesses: steel processed products; automotive batteries and related products; aluminum and other related products; and steel and plastic construction products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2001 Grupo Imsa's sales reached US$2.3 billion, of which more than 45% was generated outside Mexico. Grupo Imsa's shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:
Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com